March 14, 2013

By EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Christine Allen
Mary Mast

Re:	Enanta Pharmaceuticals, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed March 5, 2013
File No. 333-184779

Ladies and Gentlemen:

On behalf of Enanta Pharmaceuticals, Inc. (the “Company”), set forth below is a response to the comment provided to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 13, 2013 (the “Letter”). The response is keyed to the numbering of the comment and the heading used in the Staff’s Letter. Where appropriate, the Company has responded to the Staff’s comment by making changes to the disclosure in the Company’s Registration Statement on Form S-1 (the “Registration Statement”). These changes will be reflected in Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which is being filed via EDGAR with the Commission contemporaneously with this letter.

Dilution, page 45

1.	Please revise the dilution disclosure to present line items for historical net tangible book value per share and the amounts attributable to pro forma adjustments to arrive at pro forma net tangible book value per share.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on page 45 of Amendment No. 5.

Please direct your questions or comments regarding this letter or the Registration Statement to the undersigned at (617) 239-0314 or to Nathaniel Gardiner at (617) 239-0293. Thank you for your assistance.

Respectfully submitted,

/s/ Stacie S. Aarestad

Stacie S. Aarestad

cc:	Jay R. Luly, President and Chief Executive Officer
Enanta Pharmaceuticals, Inc.

Richard D. Truesdell, Jr., Esq.

Davis Polk & Wardwell LLP